SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                     No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.        An announcement regarding trading halt of H shares and related debt securities regarding China Petroleum & Chemical Corporation (the “Registrant”); and

2.        An announcement regarding positive profit alert for the second quarter of 2015 and resumption of trading in H shares and related debt securities;

Each made by the Registrant on July 8, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

TRADING HALT

At the request of China Petroleum & Chemical Corporation (the "Company"), trading in the H shares (stock code: 0386) ("H Shares") and the related debt securities being stock codes 05927, 05928, 05929 and 05930 (collectively, "Debt Securities") of the Company on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) has been halted with effect from 1:05 p.m. on 8 July 2015, pending the release of an announcement in relation to the positive profit alert for the second quarter of 2015 of the Company to be issued pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the provisions under Part XIVA of the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong). The related announcement is expected to be published later today.

The Company will make an application to the Hong Kong Stock Exchange for resumption of trading in the H Shares and the Debt Securities upon publication of the related announcement as soon as possible.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
8 July 2015

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#  Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Positive Profit Alert for the Second Quarter of 2015
Resumption of Trading in H Shares and Debt Securities

This announcement is made by China Petroleum & Chemical Corporation ("Sinopec Corp.") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I. Positive profit alert

1. Positive profit alert period

1 April 2015 to 30 June 2015.

2. Details for the positive profit alert

The net profit attributable to shareholders of the Company for the second quarter of 2015 is estimated to increase by more than 1000% compared to the first quarter of 2015.

3. The estimated results have not been audited.

II. Other matters

The above estimated data represents figures of preliminary calculation only. Please refer to the 2015 interim report to be officially disclosed by Sinopec Corp. for final financial data.

Resumption of Trading in H Shares and Debt Securities

Trading in the H Shares (stock code: 0386) (“H Shares”) and the related debt securities being stock codes 05927, 05928, 05929 and 05930 (collectively, the “Debt Securities”) of the Company on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") has been halted from 1:05 p.m. on 8 July 2015 pending the publication of this announcement by the Company. The Company has made an application to the Hong Kong Stock Exchange for resumption of trading in the H Shares and the Debt Securities of the Company from 9:00 a.m. on 9 July 2015.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC, 8 July 2015

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 8, 2015